BERKSHIRE HILLS BANCORP, INC.
24 North Street
Pittsfield, Massachusetts 01201

August 2, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Berkshire Hills Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-219372)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Berkshire Hills Bancorp, Inc., a Delaware corporation (the "Company"), hereby requests that the above-referenced Company's Registration Statement on Form S-4 be declared effective on August 4, 2017 at 4:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/Wm. Gordon Prescott
Wm. Gordon Prescott
Senior Vice President and General Counsel (Duly Authorized Representative)